Registration Statement No. 333-_______
As filed with the Securities and Exchange Commission on April 25, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SUMMUS, INC.
(Exact Name of Registrant as specified in its charter)

State of Delaware
(State or Other Jurisdiction
of Incorporation or Organization)

Summus, Inc.
434 Fayetteville Street, Suite 600
Raleigh, North Carolina 27601
(919) 807-5600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

65-0185306
(I.R.S. Employer
Identification Number)

Donald T. Locke
Chief Financial Officer
Summus, Inc.
434 Fayetteville Street, Suite 600
Raleigh, North Carolina 27601
(919) 807-5623
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________
Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement has been declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If the registrant elects to deliver its latest annual report to security holder, or a complete and legible facsimile thereof, pursuant to Item 11(a) (i) of this Form, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐:

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐:

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐:

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee(1)(2)
Common stock, par value $ .001 per share….	6,872,229
Common stock to be issued upon exercise of warrants…………………………………….	3,408,787
Total	10,281,016	$3.45	$35,469,505	$151.91

(1)
Amount represents an increase in the amount offered of (i) 39,216 shares of common stock and (ii) 334,888 shares of common stock underlying warrants. All other shares subject to this registration statement have previously been registered and the registration fees related to those shares paid.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. For this purpose the price is based on the average of the bid and asked prices per share of the Registrant’s common stock on April 20, 2005, as reported on the OTC Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Summus has previously filed Registration Statement No. 333-117130 to register shares of its common stock, as well as shares of its common stock underlying warrants and other securities held by certain selling stockholders. Pursuant to Rule 429 of the Securities Act of 1933, this Registration Statement also serves as a post-effective amendment to the prior registration statement. This Registration Statement eliminates those selling stockholders who have previously sold such shares pursuant to the previous registration statement and also eliminates those selling stockholders to whom we no longer have registration obligations. This Registration Statement also registers an additional (i) 39,216 shares of common stock and (ii) 334,888 shares of common stock underlying warrants, all of which have not previously been registered.

Reverse Stock Split

               On March 11, 2005, Summus, Inc. (USA) amended its Amended and Restated Articles of Incorporation as a Florida corporation to effect a reverse split of its common stock in which every ten (10) shares of such common stock, par value $.001 per share, issued and outstanding as of such date was automatically reclassified and converted into one (1) share of common stock, par value $.001 per share. Accordingly, all share and per share amounts in this Registration Statement and the prospectus which is a part of it have been adjusted to give effect to this event. Also, on March 11, 2005, Summus, Inc. (USA) was reincorporated into the State of Delaware under the name Summus, Inc.

 Subject to Completion
Preliminary prospectus dated April 25, 2005

10,281,016 Shares
Summus, Inc.
Common Stock
(par value $.001 per share)

All the shares of common stock of Summus, Inc., a Delaware corporation, that are being offered for sale by this prospectus are being offered by the individuals listed in the section of this prospectus entitled “Selling Stockholders.” This prospectus relates to the resale of up to 10,281,016 shares of common stock. Of these, 3,408,787 shares may be issued upon exercise of warrants held by the selling stockholders, including their transferees, pledgees, donees or successors. The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares. To the extent all of the outstanding warrants are exercised at their current exercise prices, we would receive approximately $57.0 million in cash proceeds upon such exercise of all of the warrants held by the selling stockholders. However, the exercise prices of these outstanding warrants range from $1.10 to $55.00, and a substantial portion of these warrants have an exercise price substantially higher than the current market price of our common stock.

The selling stockholders may sell the shares covered by this prospectus through various means (e.g., in ordinary brokerage transactions, directly to market makers of our shares, in negotiated transactions or otherwise, at prevailing market prices) and may engage brokers or dealers to sell the shares. For additional information on the selling stockholders’ possible methods of sale, you should refer to the section in this prospectus entitled “Plan of Distribution”. The brokers or dealers through or to whom these shares of common stock may be sold may be deemed “underwriters” of the shares within the meaning of the Securities Act of 1933, as amended, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed to be “underwriting compensation”. If required, the selling stockholders will disclose the names of any underwriter(s), applicable commissions or discounts, and any other required information with respect to any particular sales in an accompanying prospectus supplement.

On April 20, 2005, the last sale price of our common stock as reported on the OTC Bulletin Board (symbol: SMMU) was $3.45 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section of this prospectus beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

______________

The date of this prospectus is April __, 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to give you information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock of Summus only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of the delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operation and prospects may have changed since that date.

PROSPECTUS SUMMARY

You should read this prospectus summary together with the more detailed information contained in this prospectus, including the risk factors, the financial statements and the notes to the financial statements. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause such a difference include those discussed in the “Risk Factors” section and elsewhere in this prospectus.

Unless we state otherwise, “we,” “us,” and “our” refer to Summus, Inc. Unless otherwise indicated, industry data in this prospectus is derived from publicly available sources, which we have not independently verified. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements; Risks and Uncertainties.”

Summus, Inc.

Summus is primarily engaged in the development of mobile media applications that optimize the consumer wireless experience.  The core of our business is to focus on the emerging wireless market and partner with leading content brands to bring branded products to mobile phones. Our major content brands include Sports Illustrated, America Online, Fujifilm, Mattel, The Associated Press, The Wall Street Journal, Phil Hellmuth, Howard Lederer, Golf Digest, Hooters, The Grateful Dead and others.

Summus has developed wireless applications and tools for the creation, transmission, playing and management of content by consumers over wireless networks.  We currently offer applications in four major business areas:

•	Personalization;

•	Gaming;

•	Photo messaging; and

•	News/Information.

Summus builds consumer applications for most major mobile platforms, including QUALCOMM’s Binary Runtime Environment for Wireless™ (BREW™), Java™ 2 Platform, Micro Edition (J2ME™), Symbian™ OS and Wireless Application Protocol (WAP).  We distribute our applications through major wireless carriers who make our products available to their customers. Summus currently has relationships with carriers that account for 98% of all U.S. wireless subscribers. We also have relationships with international carriers covering Canada, Latin America, Australia, Israel, the U.K., and China.

We have completed the development and deployment of at least one or a combination of twenty-eight (28) wireless applications on a total of forty-one (41) wireless carriers, sixteen (16) of which are United States carriers and twenty-five (25) of which are international carriers. Some of our U.S. based wireless carriers include, Alltel, Cingular, Sprint PCS, T-Mobile, US Cellular and Verizon Wireless.

The majority of our revenue currently comes from the distribution of our wireless applications in the United States and Canada, but we do expect more revenue from the distribution of our applications in other parts of the world. Verizon Wireless, our largest carrier relationship by revenue, accounted for approximately 52% of our revenues during the year ended December 31, 2004. Currently, only a limited number of wireless subscribers have the capability to download wireless applications.

The majority of the applications developed and deployed by Summus, as well as future applications, have been developed by us through a process that involves securing agreements with content providers and carriers, and developing and launching the applications.

Our goal is to be the leading developer of wireless applications and mobile media content in the four major business areas listed above for mobile phones, smart phones, personal digital assistants (PDA’s) and other handheld wireless devices.  Our technology works over existing second generation (2G) wireless networks, as well as 2.5G and 3G networks, and is not generally limited by the wireless network. Our wireless applications are designed to take advantage of multimedia enhancements in the latest generation of mobile phones, including high-resolution color display camera capabilities, increased processing power and improved audio capabilities.

Our customers typically purchase and download our applications through a wireless carrier's branded e-commerce service accessed directly from their mobile phones, which must be enabled by technologies such as BREW, J2ME, Symbian and WAP. These wireless carrier services include, among others, Verizon Wireless' Get It Now, Sprint’s PCS Vision, Alltel’s Axcess and US Cellular’s Easy Edge. Our customers are charged a one-time or monthly subscription fee for the application which appears on their mobile phone bills. The wireless carriers retain a percentage of the fee and remit the balance to us. We then pay the entities from which we license content a part of this amount. The wireless distribution of our applications eliminates traditional publishing complexities, including physical production, packaging, shipping, inventory management and return processing.

Our principal executive offices are located at 434 Fayetteville Street, Suite 600, Raleigh, North Carolina 27601. Our telephone number is (919) 807-5600. Our website is www.summus.com. We do not intend the information found on our website to be a part of this prospectus.

The Offering

Common stock offered …………………….	Up to 10,281,016 shares of common stock held by the selling stockholders, including their transferees, pledges, donees or other successors, of which:

• 6,872,229 shares are issued and outstanding; and • up to 3,408,787 shares which may be issued upon the exercise of warrants;

Percentage of Summus, Inc.’s outstanding securities represented by the offering……..	61.03%

Use of Proceeds ………………………….
We will not receive any proceeds from the sale and issuance of the common stock included in this offering. To the extent all of the outstanding warrants are exercised at their current exercise prices, we would receive approximately $57.0 million in cash proceeds upon such exercise of all the warrants, which would be used for general working capital purposes. However, the exercise prices of these outstanding warrants range from $1.10 to $55.00, and a substantial portion of these warrants have an exercise price substantially higher than the current market price of our common stock.

Risk Factors ……………………………..
An investment in our common stock is subject to significant risks. You should carefully consider the information set forth in the “Risk Factors” section and the other sections of this prospectus, including our financial statements and related notes.

Dividend Policy …………………………
We do not expect to pay dividends on our common stock in the foreseeable future. We anticipate that future earnings generated from operations, if any, will be retained to develop and expand our business.

Plan of Distribution ……………………..	The shares of common stock offered for resale may be sold by the selling stockholders pursuant to this prospectus in the manner described under “Plan of Distribution.”

OTC Bulletin Board trading symbol …	“SMMU”

Accompanying Documents

This prospectus is accompanied by a copy of Summus’ latest annual report on Form 10-K. A copy of Summus’ latest Form 10-Q shall be provided without charge to each person to whom a prospectus is delivered.

Selling Stockholders as Underwriters

The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of any of the shares may be deemed to be “Underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See “Plan of Distribution and Selling Stockholders”. No selling stockholders are broker-dealers or affiliates of broker-dealers.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission to register the resale of the shares issued or issuable to the selling stockholders as explained in this prospectus. As permitted by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for more complete information as to the matters covered by these documents.

FORWARD-LOOKING STATEMENTS; RISKS AND UNCERTAINTIES

This prospectus contains certain forward-looking statements that we believe are within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by such acts. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. Those statements in this prospectus containing the words “believes,” “anticipates,” “plans,” “should,” “expects”, “intends” and similar expressions constitute forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties, and assumptions relating to our operations, results of operations, competitive factors, shifts in market demand and other risks and uncertainties. Some of the most important factors that could prevent us from achieving our stated goals include, but are not limited to, the following:

•	our ability to generate sufficient working capital to meet our operating requirements;

•	our future expense levels (including cost of revenues, research and development, sales and marketing, and general and administrative expenses);

•	our future revenue opportunities;

•	our ability to develop and enter into strategic relationships with wireless service providers, semiconductor and device designers, mobile and wireless device manufacturers and content providers;

•	timely deployment by wireless service providers, semiconductor and device designers, and wireless device manufacturers of our wireless applications in their networks and mobile information devices;

•	the continued growth in demand for wireless and mobile usage;

•	our new product development and acceleration of commercial deployment of such products;

•	the future adoption of our current and future products, services, and technologies;

•	the future growth of our customer base;

•	technological competition, which creates the risk of our technology being rendered obsolete or noncompetitive;

•	the lack of patent protection with respect to our technology;

•	potential infringement of the patent rights of third parties; and

•	evolving technology trends.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate and actual results may differ from those indicated by the forward-looking statements included in this prospectus. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, you should not consider the inclusion of such information as a representation by us or anyone else that we will achieve such results. We undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make in our subsequent quarterly reports on Form 10-Q, current reports on Form 8-K, annual reports on Form 10-K and other reports filed with the SEC. Also note that we provide the following cautionary discussion of risks, uncertainties, and assumptions relevant to our business in the “Risk Factors” Section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect us.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below, together with all of the other information set forth in our filings with the Securities and Exchange Commission before making a decision to invest in our common stock. If any of the following risks actually occur, our business, operating results and financial condition could suffer. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment in our common stock.

Risks Related to Our Business
➢	Our past and potential future issuances of equity securities have diluted and may continue to materially dilute the interests of holders of our common stock.

Because of severe liquidity constraints, we have issued equity securities in several instances in lieu of effecting payment in cash of amounts due (or alleged to be due) vendors, consultants, current and former officers and directors, and stockholders.

In addition, we have the ability to issue options and other stock-based awards under our Third Amended and Restated 2000 Equity Compensation Plan to directors, officers, employees and consultants, and have reserved up to 1,500,000 shares of our common stock under this plan, 949,578 of which have been granted as of April 20, 2005.  We also have outstanding warrants to purchase up to 3,408,787 shares of our common stock as of April 20, 2005.

Issuances of certain shares of our common stock or other equity interests have been at (or are exercisable for) a price that represents a discount to the then traded value of our common stock. In any event, past and anticipated future issuances of additional shares of our common stock or other equity interests have and will continue to dilute the proportional ownership interests of existing stockholders.
➢	If we raise additional capital through the issuance of equity securities or use equity instruments for acquisitions, our stockholders may experience substantial dilution.

From inception through our 2004 fiscal year, our primary source of funding for our operations came from the issuance of shares of our common stock in private placements to investors. We believe that we have enough working capital to fund and sustain our business operations through the 2005 fiscal year and beyond. However, business opportunities, such as product or geographic expansion, or the acquisition of product lines or companies may present themselves. If we were to pursue these opportunities, they may require that we raise additional capital through the issuance of our equity securities or that we issue shares of our common stock or other equity securities in connection with acquisitions.

Summus currently has 185,000,000 shares of common stock authorized for issuance.  As of April 20, 2005, we have approximately 18,363,028 shares of common stock either issued and outstanding or reserved for issuance as follows:

•	13,436,549 shares are issued and outstanding;
•	3,408,787 are reserved for the issuance of shares underlying warrants;
•	17,692 are reserved for the conversion of 2,407 shares of our Series A Stock, plus related dividends; and
•
1,500,000 are reserved for issuance in connection with the outstanding options granted under the our Third Amended and Restated  2000 Equity Compensation Plan (of which 949,578 options have been granted).

If we decide to pursue any such expansions or acquisitions that require additional capital raising or the issuance of equity securities, and we are successful in such efforts, existing stockholders will experience dilution of their percentage ownership interests in Summus.  In addition, the new equity securities may have rights, preferences or privileges senior to those of existing holders of shares of our common stock.
➢	We have incurred substantial losses in the past and may incur net losses in the future.

We have generated operating losses and negative cash flow in the past. We had net losses, including non-cash charges for stock-based employee compensation, non-cash consulting expenses and amortization of discount on debt and beneficial conversion features, of approximately $3,872,807 and $3,877,301 for the fiscal year periods ended December 31, 2004 and December 31, 2003, respectively. As of December 31, 2004, we had an accumulated deficit of $54,673,653 and a working capital deficit of $130,508. We may generate operating losses and negative cash flow in the future.
➢	We have a limited operating history and have achieved limited revenues from our operations, which may make it difficult to evaluate our business.

We have a limited history of generating revenues, and the future revenues and income potential of our business is uncertain. As a result of our short operating history, we have limited financial data that you can use to evaluate our business. Any evaluation of our business and our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies in new and rapidly evolving markets.  Some of these risks and uncertainties relate to our ability to do the following:

•	maintain our current, and develop new, wireless carrier relationships upon which our business currently depends;

•	deploy our applications;

•	respond effectively to competition;

•	attract and retain qualified management and employees;

•	generate significant revenue from the sale of our wireless applications;

•
establish and maintain broad market acceptance for our products and then increase our market share based upon the timing, strength and success of our sales efforts and our ability to enter into strategic and commercial alliances;

•	develop effective marketing and other promotional activities to penetrate our target customer base;

•	generate and sustain substantial revenue growth while maintaining reasonable expense levels; and

•	continue to timely and successfully develop new products, product features and services; and increase the functionality and features of existing products and services.

If we are unable to address these risks, our operating results may not meet the expectations of investors, which would likely cause the price of our common stock to decline.

If our revenues grow more slowly than anticipated or if operating expenses increase more than expected, or are not reduced sufficiently, we may never achieve profitability. If we achieve profitability, we cannot be certain that we will be able to sustain or increase that profitability in the future.

➢	Our operating results are likely to fluctuate significantly, which may cause our stock price to fluctuate.

As a result of our relatively brief operating history and the rapidly changing and uncertain nature of the markets in which we compete, our quarterly and annual revenues and operating results are likely to fluctuate from period to period, and period to period comparisons are not likely to be meaningful. These fluctuations are caused by a number of factors, many of which are beyond our control. Our future operating results could fall below the expectations of public market analysts or investors, which could significantly reduce the market price of our common stock. Fluctuations in our operating results will likely increase the volatility of our stock price. Our research and development and sales and marketing efforts, and other business expenditures generally, are partially based on predictions regarding certain developments for wireless handset availability and carrier deployment of data services.  To the extent that these predictions prove inaccurate, our revenues may not be sufficient to offset our expenditures, and our operating results may be harmed.
➢

We currently rely on wireless carriers, in particular, Verizon Wireless, to generate our revenues. The loss of any of these relationships, or a material change in any of them, could materially harm our business.

For the fiscal year ended December 31, 2004, we earned approximately 52% of our revenues from subscribers of Verizon Wireless. We will continue to generate a significant portion of our revenues through a limited number of carriers for the foreseeable future, but we do expect the concentration of our revenues to lessen over time as more and more carriers launch our wireless applications. A significant portion of our outstanding accounts receivable are with Verizon Wireless, which results in a concentration of our credit risk. If Verizon Wireless is unable to fulfill its payment obligations to us under our carrier agreements with them, our revenues could decline significantly.

Our carrier agreements are not exclusive and generally have a limited term of one or two years with evergreen, or automatic renewal, provisions upon expiration of the initial term. These agreements set out the terms of our distribution relationships with the carriers but generally do not obligate the carriers to market or distribute any of our applications. In addition, the carriers can terminate these agreements early, and in some instances, at any time, without cause.

Many other factors outside our control could impair our ability to generate revenue through Verizon Wireless, and other carriers generally, including the following:

•	a carrier's preference for the applications of our competitors over our applications;

•	a carrier's decision to offer its own competing wireless applications;

•	a carrier's decision to discontinue the sale of our applications, or altogether discontinue sales of applications such as ours;

•	a carrier's decision to offer wireless applications to its subscribers for free;

•	a carrier's network encountering technical problems that disrupt the delivery of or billing for our applications;

•	a carrier's decision to restrict or alter subscription or other terms for purchasing our applications;

•	a carrier's decision to increase the fees it charges to market and distribute our applications, thereby increasing its own revenues and decreasing our share of revenues; or

•	consolidation among wireless carriers.

If Verizon Wireless decides not to market or distribute our applications or decides to terminate or not renew its agreement with us or if there is consolidation among carriers generally, we may be unable to replace the affected agreements with acceptable alternatives, causing us to lose access to subscribers, which could materially harm our business, operating results and financial performance.
➢

The success of our business will greatly depend on our ability to develop and enter into strategic relationships with wireless service providers, wireless software developers, semiconductor and device designers, wireless device manufacturers and content providers.

Our business will depend on our ability to develop relationships and enter into agreements with companies in key industry groups, including:

•	wireless service providers that we expect will deploy our wireless applications to deliver multimedia content and services to their subscribers;

•	semiconductor and device designers and manufacturers that we expect will embed our wireless applications in their products; and

•	content providers that we expect will rely on our technology and products to deliver multimedia content over wireless networks.

We will need to enter into contractually binding agreements with wireless service providers, device manufacturers, and content providers in order to generate any significant revenues from our technology and product applications. If we are unable to establish a sufficient number of strategic relationships and enter into contractual arrangements on terms commercially favorable to us, our business, revenue, and prospects are likely to be adversely affected.
➢	Our business will depend on wireless service providers deploying our software and related applications, and on their subscribers' demand for such applications.

Our success will depend heavily on timely deployment by wireless service providers of our applications using our technology in their networks. Wireless service providers may not deploy, or may be slow in deploying, our software due to a number of factors including the availability of competing products, lack of subscriber demand, as well as interoperability, implementation, support or maintenance concerns. In addition, if our current applications with wireless service providers are unsatisfactory, they may not deploy our software or may require costly or time-consuming modifications to our software before deployment.

Even if wireless service providers offer content services based on our software, their subscribers may not be willing to buy these services. Subscribers are accustomed to viewing content on the comparatively large displays of television screens and PC monitors and may not be willing to use mobile information devices, which typically have smaller screen sizes, to view content. Additionally, subscribers may not be willing to pay to view content on mobile information devices because this content can be viewed at a lower cost using other connections, such as satellite and wireline connections. Moreover, subscribers may not be willing to purchase new devices or upgrade their existing devices to include multimedia content viewing capability.

➢	We may not successfully develop new products and services.

Our growth depends on our ability to continue to develop leading edge wireless delivery and distribution products and services.  Our business and operating results would be harmed if we fail to develop products and services that achieve widespread market acceptance or that fail to generate significant revenues or gross profits to offset our development and operating costs.  We may not timely and successfully identify, develop and market new product and service opportunities.   If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenues or profitability.  In addition, competitive or technological developments may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments.
➢	We have in the past experienced delays in carrier testing and deployment and product releases, and we may similarly experience delays in the release of products and upgrades in the future.

We will need to continue to introduce, on a timely basis, new products and product upgrades to add new features, functionality and technology that our target customer base desires. No assurances can be provided that we will be able to successfully complete the development of currently planned or future products in a timely and efficient manner. Due to the complexity of these products, internal quality assurance testing and customer testing of pre-commercial releases may reveal product performance issues or desirable feature enhancements that could lead us to postpone the release of products or product upgrades. In addition, the reallocation of resources associated with any such postponement would likely cause delays in the development and release of other future products or enhancements to our currently available products. This could have a material adverse effect on our results of operations.
➢	The markets in which we operate are highly competitive and many of our competitors have greater resources than we do.

The development, distribution and sale of wireless applications is a highly competitive business. We compete primarily on the basis of quality of applications, brand, carrier and customer service and distribution breadth. We also compete for experienced and talented employees.

Currently, we compete with several other companies that develop wireless applications for one or more of our four primary business areas. In the future, likely competitors may include other major media companies, content aggregators, wireless software providers and other pure-play wireless application publishers. Wireless carriers may also decide to develop and distribute their own wireless applications. If carriers enter the wireless applications market, they might refuse to distribute some or all of our applications or may deny us access to all or part of their networks.

Some of our competitors' advantages over us include the following:

•	substantially greater revenues and financial resources;

•	the capacity to leverage their marketing expenditures across a broader portfolio of wireless and non-wireless products;

•	pre-existing relationships with brand holders;

•	more resources to make acquisitions;

•	lower labor and development costs; and

•	broader geographic presence.

We face different market dynamics and competition outside the United States. In some international markets, our competitors have greater brand recognition and broader distribution than we have. We may not be as successful as our competitors in generating revenues in international markets due to our inability to provide applications that are attractive to the local market, the lack of recognition of our brand or other factors. Developing user interfaces that are compatible with other languages or cultures could be expensive. As a result, our international expansion efforts may be more costly and less profitable than we expect.

If we are not as successful as our competitors in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business.
➢	If we fail to develop and introduce new applications that achieve market acceptance, our sales could suffer.

Our business depends on providing applications that wireless subscribers want to buy. We must continue to invest significant resources in research and development to enhance our offering of wireless applications and introduce new applications. Our operating results would suffer if our applications are not responsive to the preferences of our customers or are not effectively brought to market.

         The planned timing or introduction of new applications is subject to risks and uncertainties. Unexpected technical, operational, deployment, distribution or other problems could delay or prevent the introduction of new applications, which could result in a loss of, or delay in, revenues or damage to our reputation and brand. If any of our applications is introduced with defects, errors or failures, we could experience decreased sales, loss of customers and damage to our reputation and brand. In addition, new applications may not achieve sufficient market acceptance to offset the costs of development. Our success depends, in part, on unpredictable and volatile factors beyond our control, including customer preferences, competing applications and the availability of other entertainment activities. A shift in mobile phone usage or the preferences of our customers could cause a decline in our applications' popularity that could materially reduce our revenues and harm our business.

         We continuously develop and introduce new applications for use on next-generation mobile phones. We must make product development decisions and commit significant resources well in advance of the anticipated introduction of a new mobile phone model. New mobile phone models for which we are developing applications may be delayed, may not be commercially successful, may have a shorter life cycle than anticipated or may not be adequately promoted by wireless carriers or the mobile phone manufacturer. If the mobile phone models for which we are developing applications are not released when expected or do not achieve broad market penetration, our potential revenues will be limited and our business will suffer.
➢

If we are unsuccessful in establishing and increasing awareness of and recognition of our applications, or if we incur excessive expenses promoting and maintaining our applications, our business could be harmed.

We believe that establishing and maintaining our applications is critical to retaining and expanding our customer base. This will depend largely on our success in providing high-quality wireless applications. However, such success will depend, in part, on the services and efforts of third parties, over which we have little or no control. For instance, if our wireless carriers fail to provide quality service, our customers' ability to access our applications may be interrupted, which may adversely affect our applications. If our customers and carriers do not perceive our existing products and services as high quality, or if we introduce new applications that are not favorably received by our customers and carriers, then we may be unsuccessful in building recognition and loyalty in the marketplace. In addition, globalizing and extending our applications may be costly. It will also involve extensive management time to execute successfully. Further, the markets in which we operate are highly competitive and many of our competitors already have substantially more brand recognition than we do. If we fail to successfully increase the awareness and consumer recognition of our applications, our potential revenues could be limited, our costs could increase and our business could suffer.
➢	We depend on our Sports Illustrated and Phil Hellmuth Texas Hold’em applications for a significant portion of our revenues.

In fiscal 2004, we generated approximately 20.9% and 9.5% of our revenues from our Sports Illustrated Swimsuit and Texas Hold’em by Phil Hellmuth wireless applications, respectively. We do expect the percentages of total revenue that these applications provide for us to decrease as we launch other applications. If these applications are not successful in the future or we are unable to develop new applications that are as successful, our future revenues could be limited and our business may suffer.

➢	Failure to renew our existing licenses or to obtain additional licenses could harm our business.

Many of our applications are based on or incorporate intellectual properties that we license from third parties. We have both exclusive and non-exclusive licenses to use these properties for terms that range from one to two years, with automatic renewal clauses, which may be terminated. We may be unable to renew these licenses on terms favorable to us, or at all, and we may be unable to secure alternatives in a timely manner. We expect that licenses we obtain in the future may impose development, distribution and marketing obligations on us. If we breach our obligations, our licensors may have the right to terminate the license.

Competition for licenses may also increase the advances, guarantees and royalties that we must pay to the licensor, which could significantly increase our costs. Failure to maintain our existing licenses or obtain additional licenses with significant commercial value could impair our ability to introduce new applications or continue our current applications, which could materially harm our business.
➢	System or network failures could reduce our sales, increase costs or result in a loss of customers.

We rely on our carriers' networks to deliver our applications to our customers and on their billing systems to track and account for the downloading of our applications. In certain circumstances, we also rely on our servers to deliver applications on demand to our customers through their wireless carriers' networks. Any failure of, or technical problem with, the carriers' or our billing and delivery systems, information systems or communications networks could result in the inability of our customers to download our applications or prevent the completion of billing for an application. If any of these systems fails, there is an interruption in the supply of power, an earthquake, fire, flood or other natural disaster, or an act of war or terrorism, our customers may be unable to access our applications. Any failure of, or technical problem with, the carriers' or our systems could cause us to lose customers or revenues or incur substantial repair costs and distract management from operating our business.
➢	The acquisition of other companies, businesses or technologies could result in operating difficulties, dilution and other consequences.

We may selectively pursue strategic acquisitions, any of which could be material to our business, operating results and financial condition. Entering into an acquisition entails many risks which could harm our business, including:

•	diversion of management's attention from operating our business;

•	unforeseen operating difficulties from integrating an acquired company, business or technology;

•
expenditures associated with integrating employees from the acquired company into our organization and integrating each company's accounting, management information, human resources and other administrative systems to permit effective management;

•	failure to motivate, or loss of, key employees from either our existing business or the acquired business;

•	inability to incorporate acquired technology into our software;

•	potential impairment of relationships with our employees and companies with whom we have strategic relationships;

•	additional operating expenses not offset by additional revenue;

•	incurrence of significant non-recurring charges; and

The anticipated benefits of potential future acquisitions may not materialize. Future acquisitions could also result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all.
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Expansion into international markets is important to our long-term strategy, and as we expand internationally, we face added business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder our growth.

An important element of our business strategy is the expansion of our international sales by targeting markets, such as Europe and Asia, where we believe acceptance of our applications is likely. Risks affecting our international operations include:

•	challenges caused by distance, language and cultural differences;

•
multiple, conflicting and changing laws and regulations, including complications due to unexpected changes in regulatory requirements, foreign laws, tax schemes, international import and export legislation, trading and investment policies, foreign currency fluctuations, exchange controls and tariff and other trade barriers;

•	difficulties in enforcing intellectual property rights in countries other than the United States;

•	the burdens of complying with a wide variety of foreign laws and regulations;

•	protectionist laws and business practices that favor local businesses in some countries;

•	foreign tax consequences;

•	foreign exchange controls that might prevent us from repatriating income earned in countries outside the United States;

•	price controls;

•	imposition of public sector controls;

•	political, economic and social instability;

•	higher costs associated with doing business internationally;

•	restrictions on the export or import of technology;

•	difficulties in staffing and managing international operations;

•	trade and tariff restrictions;

•	variations in tariffs, quotas, taxes and other market barriers; and

•	greater fluctuations in sales to customers in developing countries, including longer payment cycles and greater difficulty collecting accounts receivable.

➢	We face risks associated with currency exchange rate fluctuations.

Although we currently transact business primarily in U.S. dollars, a larger portion of our revenues may be denominated in foreign currencies as we expand our international operations. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Fluctuations in the value of the U.S. dollar relative to other currencies impact our revenues, cost of revenues and operating margins and result in foreign currency translation gains and losses. Historically, we have not engaged in exchange rate hedging activities. Although we may implement hedging strategies to mitigate this risk, these strategies may not eliminate our exposure to foreign exchange rate fluctuations and involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategy and potential accounting implications.
➢	Growth may place significant demands on our management and our infrastructure.

We have experienced, and may continue to experience, growth in our business through acquisitions and internal growth. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. In particular, continued growth could strain our ability to:

•	Recruit, train and retain highly skilled personnel;

•	Maintain our quality standards;

•	Develop and improve our operational, financial and management controls;

•	Enhance our reporting systems and procedures; and

•	Maintain customer satisfaction.

The improvements required to manage our growth will require significant expenditures and allocation of valuable management resources. If we fail to maintain the efficiency of our organization as it grows, our profit margins will decline and our earnings could be materially diminished.
➢	We face intense competition as an application developer in the wireless telecommunications industry.

The wireless communications market is highly competitive. Our failure to establish a customer base as a wireless applications developer to this industry will adversely affect operating results. The competition with other applications providers to form alliances with wireless service providers and Internet service providers is significant. The loyalty of wireless industry customers we may obtain could be easily influenced by a competitor's new offerings, especially if those offerings provide cost savings or new technology applicable to wireless communications. We will face significant competition from traditional telecommunications companies, virtually all of which have greater market share and financial resources than we do. These traditional telecommunications companies are better positioned to finance research and development activities relating to the wireless applications area. They are also able to provide a wider range of products and services for a greater spectrum of media and have greater resources with which to purchase additional technologies or acquire other companies.

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If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced margins and loss of market share, and our results of operations and financial condition would suffer.

We compete in the wireless applications market. The markets for our products and services are highly competitive, and we expect competition to increase in the future. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than Summus to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products.

Certain competitors may have longer and closer relationships with the senior management of enterprise customers who decide which products and technologies will be deployed in their enterprises.  Moreover, these competitors may have larger and more established sales forces calling upon potential enterprise customers and therefore could contact a greater number of potential customers with more frequency.  Consequently, these competitors could have a better competitive position than we do, which could result in potential enterprise customers deciding not to choose our products and services, which would adversely impact our business, results of operations and financial condition.
➢	The complexity and incompatibilities among next-generation mobile phones and wireless technologies may require us to use additional resources for the development of our applications.

To reach large numbers of wireless subscribers, wireless application developers like ourselves must support numerous mobile phone models and technologies. However, keeping pace with the rapid innovation of mobile phone technologies together with the continuous introduction of new, and often incompatible, mobile phone models by wireless carriers requires us to make significant investments in research and development, including personnel, technologies and equipment. In the future, we may be required to make substantial, additional investments in our development if the number of different types of mobile phone models continues to proliferate.
➢	Our business depends on the growth and maintenance of wireless communications infrastructure.

Our success will depend on the continued growth and maintenance of wireless communications infrastructure in the United States and around the world. This includes deployment and maintenance of reliable next-generation digital networks with the necessary speed, data capacity and security for providing reliable wireless communications services. Wireless communications infrastructure may be unable to support the demands placed on it if the number of customers continues to increase, or if existing or future customers increase their bandwidth requirements. In addition, viruses, worms and similar break-ins and disruptions from illicit code or unauthorized tampering may harm the performance of wireless communications. If a well-publicized breach of security were to occur, general mobile phone usage could decline, which could reduce the demand for and use of our applications. Wireless communications experience a variety of outages and other delays as a result of infrastructure and equipment failures, and could face outages and delays in the future. These outages and delays could reduce the level of wireless communications usage as well as our ability to distribute our applications successfully.
➢	Our wireless applications are complex, and we may not be able to prevent defects that could decrease their market acceptance, result in product liability or harm our reputation.

Our wireless applications are complex, and the steps we take to ensure that all of our products are free of errors or defects, particularly when first introduced or when new versions or enhancements are released, may not be successful. We cannot guarantee that current or enhanced versions of our wireless applications will be free of significant software defects or bugs. Despite our testing, and testing by third parties, current or future products may contain serious defects. Serious defects or errors could result in lost revenue or delay in market acceptance of our products and could seriously harm our credibility and materially affect the market acceptance and sales of our products. The occurrence of these types of problems could materially adversely affect our business, results of operations and financial condition.

Errors in our products may also be caused by defects in third-party hardware or software incorporated into our products. If so, we may be unable to fix these defects without the cooperation of third-party providers. Because these defects may not be as significant to these providers as they are to us, we may not receive the rapid cooperation that may be required to avoid serious harm to our business and operating results. Errors, defects or other performance problems with our products could also harm our customers' businesses or result in potential product liability claims. Even if unsuccessful, a product liability claim brought against us would likely be time-consuming, costly and harmful to our reputation.

➢	We may be unable to adequately protect the intellectual property used in our software.

Currently, we have not been awarded any patents.  We have filed for four (4) patents.  These patent applications may not be granted or, if granted, the resulting patents may be challenged or invalidated.  In addition to patents, we rely on copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures, which require the expenditure of substantial resources, afford our intellectual property only limited protection because our competitors and third parties independently may develop similar technologies or may infringe our intellectual property. Infringement is difficult to detect and costly to prevent. With respect to the protection of our proprietary rights internationally, the laws of some foreign countries may not protect our proprietary rights adequately. In addition, we will not have patent protection in countries where we do not file patent applications. Thus, the measures we are taking to protect our proprietary rights in the United States and abroad may not be adequate and our business may be harmed as a result.
➢	We may be sued by third parties for infringement of their intellectual property.

The wireless equipment and software industries are subject to frequent intellectual property litigation. As the number of entrants into our target market increases, the likelihood of infringement claims also increases. We may unknowingly be infringing the intellectual property of others. In addition, because patent applications can take many years to be approved, there may be one or more patent applications now pending that could lead to infringement actions against us if issued in the future. If we are unable to successfully defend against a product infringement claim, we may be precluded from using the intellectual property or may have to license it on commercially disadvantageous terms, either of which could harm our business. Even if we successfully defend against an infringement claim, we may have to devote significant time and resources to litigation, which could also harm our business.
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We depend on the services of key personnel to operate our business and implement our strategy.  If we lose the services of our key personnel or are unable to attract other qualified personnel, we may be unable to implement our strategy.

We depend on the continued contributions of our senior management. The loss of the services of any of our executive officers or other key employees could harm our business. Our future success also depends, in part, on our ability to identify, hire and retain qualified employees.  We have employment contracts in place with Gary E. Ban, Donald T. Locke and Andrew L. Fox. We do not currently maintain any "key person" life insurance policies on any members of management or any other employees.  Competition for qualified personnel is intense.  If we are unsuccessful in attracting new personnel or retaining and motivating our current personnel, our business could be adversely affected.  For information on our key personnel, please see “Item 10 - Directors and Executive Officers of the Registrant” in this annual report on Form 10-K.
➢	Our failure to attract, train or retain highly qualified personnel could harm our business.

Our success also depends on our ability to attract, train and retain qualified personnel in all areas, especially those with management and product development skills. In particular, we must hire additional experienced management personnel to help us continue to grow and manage our business, and skilled software engineers to further our research and development efforts.  At times, we have experienced difficulties in hiring personnel with the proper training or experience, particularly in technical and media areas. Competition for qualified personnel is intense, particularly in high-technology centers such as the Research Triangle, where our corporate headquarters are located.   If we do not succeed in attracting new personnel or in retaining and motivating our current personnel, our business could be harmed.

In making employment decisions, particularly in the high-technology industries, our current employees and prospective job candidates often consider the value of stock options they hold or that they may receive in connection with their employment.  As a result of recent volatility in our stock price, we may be disadvantaged in competing with companies that have not experienced similar volatility or that have not yet sold their stock publicly.

Risks Relating to Our Industry
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Wireless carriers generally control the price charged for our applications either by approving the price of our applications or by establishing the price charged to their wireless subscribers. The carriers' control over the pricing of our applications could adversely affect market acceptance of our applications and our revenues.

We must obtain approval from our wireless carriers for the pricing of the applications that we propose to offer to their subscribers. These approvals may not be granted in a timely manner or at all. Some of our carrier agreements may also restrict our ability to change prices. In addition, our carriers generally have the ability to set the price charged to their wireless subscribers. Failure to obtain, or a delay in obtaining, these approvals, or the price the carriers charge for our applications could adversely affect market acceptance of our applications.
➢	The mobile and wireless multimedia industry is new and rapidly evolving, and we may not be able to accurately predict its size, needs, development or rate of growth.

The market for our products is new and rapidly evolving. Wireless service providers are only beginning to offer commercial services that could result in utilization of our wireless applications. As a result, we cannot assess current or future demand for remote management of resources, the creation and interaction with multimedia content via cellular handsets and other mobile devices, and enhanced quality of remote communications. We also do not know whether this market will be large enough to sustain our business. We may not be able to develop and introduce wireless applications or services that respond to market demands, technology developments, increased competition or industry standards on a timely basis, or at all. If this market does not evolve in the manner or in the timeframe that we anticipate, or if we are unable to respond to new market developments promptly, our business and prospects may suffer.
➢	Wireless communications technology is changing rapidly, and we may not be successful in working with these new technologies.

Wireless network and mobile phone technologies are undergoing rapid innovation. New mobile phones with more advanced processors and supporting advanced programming languages continue to be introduced in the market. We have no control over the demand for, or success of, these products. However, if we fail to anticipate and adapt to these and other technological changes, our market share and our operating results may suffer. Our future success will depend on our ability to adapt to rapidly changing technologies, develop applications to accommodate evolving industry standards and improve the performance and reliability of our applications. In addition, the widespread adoption of networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our entertainment applications.

The markets for our applications are also characterized by frequent new mobile phone model introductions and shortening mobile phone model life cycles. The development of new, technologically advanced applications to match the advancements in mobile phone technology is a complex process requiring significant research and development expense, as well as the accurate anticipation of technological and market trends. As the life cycle of mobile phone models and other wireless devices shortens, we will be required to develop and adapt our existing applications and create new applications more quickly. These efforts may not be successful. Any failure or delay in anticipating technological advances or developing and marketing new applications that respond to any significant change in technology or customer demand could limit the available channels for our applications and limit or reduce our sales.

➢	If wireless subscribers do not continue to use their mobile phones to access wireless applications, our business may be adversely affected.

We operate in a developing industry. Our success depends on growth in the number of wireless subscribers who use their mobile phones to access data services and, in particular, entertainment applications. If this market does not continue to grow or we are unable to acquire new customers, our business growth and future revenues could be limited.
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The popularity of wireless applications is dependent on the availability and market penetration of mobile handsets enabled with advanced technologies such as BREW and Java, the availability and adoption of which is beyond our control.

Our customers must have a mobile phone with multimedia capabilities enabled by technologies such as BREW and Java to download and use our applications. Currently, only a limited number of wireless subscribers have these mobile phones. Handsets enabled with advanced technologies, such as BREW and Java, may be significantly more expensive than handsets without such technologies. As such, we cannot be certain whether existing wireless subscribers will be willing to purchase mobile phones with these technologies. If one or more of these technologies, such as BREW or Java, falls out of favor with mobile phone manufacturers and wireless carriers or fails to gain widespread market acceptance among wireless subscribers, the sales of our applications could suffer.
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Next-generation mobile phones may significantly reduce or eliminate the wireless carriers' control over delivery of our applications, and force us to further rely on alternative sales channels which, if not successful, could require us to significantly increase our sales and marketing expenses.

A significant portion of our applications are currently sold through the branded e-commerce services of wireless carriers. We have invested significant resources developing this sales channel. However, a small number of mobile phone models currently available include operating systems that allow consumers to browse the Internet and, in some cases, download applications from sources other than a carrier's branded e-commerce service. These so-called "open operating systems" include Microsoft Smartphone, Symbian®, Palm OS and Linux. According to ARC Group, 9.8 million open operating system handsets were shipped in 2003, which they project will grow to 89.2 million handsets shipped in 2008, representing 2.1% of the total mobile phones shipped in 2003 and 12.9% in 2008. Increased use by consumers of open operating system handsets to bypass wireless carriers' branded e-commerce services could reduce the market power of wireless carriers and force us to further rely on alternative sales channels, where we may not be as successful selling our applications, and which could require us to significantly increase our sales and marketing expenses.
➢	Actual or perceived security vulnerabilities in mobile phones could adversely affect our revenues.

Maintaining the security of mobile phones and wireless networks is critical for our business. There are individuals and groups who develop and deploy viruses, worms and other malicious software programs that may attack wireless networks and mobile phones. Future threats could lead some customers to seek to return our applications, reduce or delay future purchases or reduce or delay the use of their mobile phones. Wireless carriers and mobile phone manufacturers may also increase their expenditures on protecting their wireless networks and mobile phone products from attack, which could delay adoption of new mobile phone models. Any of these activities could adversely affect our revenues.

➢	Changes in government regulation of the media and wireless communications industries may adversely affect our business.

It is possible that a number of laws and regulations may be adopted in the United States and elsewhere which could restrict the media and wireless communications industries, including customer privacy, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting through wireless carriers. We anticipate that regulation of our industry will increase, and we will be required to devote legal and other resources to addressing such regulation. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the media and wireless communications industries may lessen the growth of wireless communications services and may materially reduce our ability to increase or maintain sales of our applications.
➢	A decline in, or limitation on, the use of mobile phones would negatively impact our business.

A number of public and private entities have begun to restrict the use of mobile phones on their premises. For example, many places of worship, restaurants, hospitals, medical offices, libraries, museums, concert halls and other private and public businesses restrict the use of mobile phones due to privacy concerns, the inconvenience caused by mobile phone users to other patrons and the disruption mobile phones may cause to other electronic equipment at these locations.

Legislation has also been proposed in the U.S. Congress and by many states and municipalities to restrict or prohibit the use of mobile phones while driving motor vehicles. Some states and municipalities in the United States have already passed laws restricting the use of mobile phones while driving, and similar laws have been enacted in other countries. These laws and other potential laws prohibiting or restricting the use of mobile phones could reduce demand for mobile phones generally and, accordingly, the demand for our applications, which could reduce our ability to increase or maintain sales of our applications.

A number of studies have examined the health effects of mobile phone use and the results of some of the studies have been interpreted as evidence that mobile phone use causes adverse health effects. The establishment of a link between the use of mobile phone services and health problems, and any media reports suggesting such a link, could reduce demand for mobile phones and, accordingly, the demand for our applications.
➢	Regulations governing the wireless communications industry may indirectly adversely affect our business.

The wireless communications industry is subject to regulation by the Federal Communications Commission and various state regulatory agencies. From time to time, legislation and regulations could be adopted that could adversely affect this industry.

Changes in regulatory environments governing the wireless telecommunication industry could negatively affect our plans to offer products and services. The licensing, ownership and operation of wireless communications systems and the grant, maintenance or renewal of applicable licenses and radio frequency allocations are all subject to significant government regulation. Government regulation may have an adverse effect on the wireless telecommunications companies to which we plan to market and sell our products and services under development. Delays in receiving required regulatory approvals and licenses or the enactment of new and adverse regulatory requirements may adversely affect our ability to offer our technology and other new products and services. In addition, legislative, judicial and regulatory agency actions could negatively affect our ability to offer new technologies to wireless telecommunications companies.

Other Risk Factors
➢	The price of our common stock has been and may continue to be volatile.

The trading price of our common stock has been and is likely to continue to be highly volatile.  Our stock price could be subject to wide fluctuations in response to factors such as:

•	actual or anticipated variations in quarterly operating results;
•	announcements of technological innovations, new products or services by us or our competitors;
•	changes in financial estimates or recommendations by securities analysts;
•	the addition or loss of strategic relationships or relationships with our key customers;
•	conditions or trends in the wireless markets;
•
announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments or of significant new product developments or changes in business strategy;

•	legal, regulatory or political developments;
•	additions or departures of key personnel; and
•	general market conditions.

In addition, the stock market in general, and the OTC Bulletin Board and the market for wireless, wireless-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors have in the past and may in the future reduce our stock price, regardless of our operating performance.
➢	The sale of a large number of shares of our common stock could depress our stock price.

Of the 13,436,549 shares of our common stock outstanding as of April 20, 2005, an aggregate of 6,450,494 shares are freely tradable without restriction in the public market unless the shares are held by "affiliates," as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

                In addition, as of March 28, 2005, there were:

•	outstanding warrants to purchase 3,408,787 shares of our common stock;

•	options to purchase 949,578 shares of our common stock, 682,161 of which were fully vested; and

•	2,407 outstanding shares of our Series A Stock, plus related dividends, which are convertible into 17,692 shares of Summus’ common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that such sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, if at all. A large volume of sales by the selling stockholders could have a significant adverse impact on the market price of our common stock.

➢	We do not intend to pay any cash dividends in the foreseeable future.

We have never declared or paid any cash dividend on our capital stock, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. We intend to reinvest any earnings in the growth of our business. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs and plans for expansion.
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Changes to financial accounting standards and new exchange rules could make it more expensive to issue stock options to employees, which would increase compensation costs and may cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the Public Company Accounting Oversight Board, the SEC and various other bodies. A change in those policies could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. For example, we have used stock options and other long-term equity incentives as a fundamental component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain with Summus. Several regulatory agencies have passed new rules that could make it more difficult or expensive for us to grant stock options to employees. For example, the Financial Accounting Standards Board has announced changes to GAAP that will require us to record a charge to earnings for employee stock option grants.

In addition, if we are able to begin trading on other exchanges, they have regulations which generally require stockholder approval for all stock option plans, which could make it more difficult or expensive for us to grant stock options to employees. We may, as a result of these changes, incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business, operating results and financial condition.

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Our Directors and Executive Officers beneficially own approximately 10.52 % of our stock; their interests could conflict with yours; significant sales of stock held by them could have a negative effect on our stock price; stockholders may be unable to exercise control.

As of April 20, 2005, our executive officers, directors and affiliated persons beneficially owned approximately 10.52% of our common stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:

•	elect or defeat the election of our directors;
•	amend or prevent amendment of our articles of incorporation or bylaws;
•	effect or prevent a merger, sale of assets or other corporate transaction; and
•	control the outcome of any other matter submitted to the stockholders for vote.

Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Summus, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

➢	Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•
Vacancies created by the expansion of the board of directors, or the resignation, death or removal of a director may be filled only by a majority of the remaining directors, even though less than a quorum, or by a sole remaining director, and not by the stockholders.

•
Our certificate of incorporation does not provide for cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates. Members of the board of directors may only be removed for cause and upon the affirmative vote of the holders of a majority of our capital stock entitled to vote.

•
Our bylaws provide that special meetings of the stockholders can be called only by the board of directors. Our bylaws will also prohibit the conduct of any business other than as specified in the notice of special meeting or as otherwise brought before the meeting by the board of directors. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

•
Our board of directors may issue, without stockholder approval, shares of preferred stock with rights, preferences and privileges determined by the board of directors. The ability to authorize and issue preferred stock with voting or other rights or preferences makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us.

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As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15 percent or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction in which such person became such an interested stockholder. Our board of directors could rely on Delaware law to prevent or delay an acquisition of Summus.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the resale of the shares of common stock that may be sold using this prospectus. We will not receive any of the proceeds from the resale of these shares. To the extent all of the outstanding warrants are exercised at their current exercise prices, we would receive approximately $57.0 million in cash proceeds upon such exercise of all of the warrants to purchase 3,408,787 shares of common stock registered under the registration statement of which this prospectus forms a part, which would be used for general working capital purposes. However, the exercise prices of these outstanding warrants range from $1.10 to $55.00, and a substantial portion of these warrants have an exercise price substantially higher than the current market price of our common stock.

PLAN OF DISTRIBUTION

We are registering for resale by the selling stockholders and certain transferees a total of 10,281,016 shares of common stock, of which:

•	6,872,229 shares are issued and outstanding; and
•	up to 3,408,787 shares are issuable upon exercise of warrants.

We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we may receive up to approximately $57.1 million if all of the warrants held by the selling stockholders are exercised at their current exercise prices.

We will bear all fees and expenses incident to our obligation to register the shares of common stock. If the shares of common stock are sold through broker-dealers or agents, the selling stockholders will be responsible for any compensation to such broker-dealers or agents.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purpose of this prospectus.

The selling stockholders will sell their shares of common stock subject to the following:

•
all or a portion of the shares of common stock beneficially owned by the selling stockholders or their respective pledgees, donees, transferees or successors in interest, may be sold on the OTC Bulletin Board, any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;

•	each sale may be made at market prices prevailing at the time of such sale, at negotiated prices, at fixed prices, or at varying prices determined at the time of sale;
•
some or all of the shares of common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling stockholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers or agents that in turn may sell such shares; and

in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and receive commissions from the purchasers of the shares of common stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transactions involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and will be required to deliver a copy of this prospectus to any person who purchases any shares of common stock from or through such broker-dealer or agent. We know of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any profits realized by the selling stockholder, and commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

If required at the time a particular offering of the shares of common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will bear all expenses of the registration of the shares of common stock pursuant to the terms of various registration rights, settlement and other agreements entered into with the selling stockholders, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the registration rights, settlement and other agreements, or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act of 1933, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related registration rights, settlement or other agreement, or will be entitled to contribution. Once sold under this registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of common stock by the selling stockholders as of the date of this prospectus, and the number of shares of common stock covered by this prospectus. Except as otherwise noted below, none of the selling stockholders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.

General

From July 2000 to December 2004, Summus raised capital through private placements to accredited investors; issued shares and warrants in settlement of amounts due to vendors; and issued shares and warrants in settlement of litigation. The shares of common stock in the private placements that were sold to the selling stockholders in this prospectus were at prices ranging from $0.47 to $$5.10. Warrants issued in connection with the private placements of common stock ranged in exercise price from $1.10 to $55.00 per share and expire five years from their date of issuance. The number of shares and warrants issued to vendors and issued in settlement of litigation were determined through arms-length negotiations with those parties.

Series C Convertible Preferred Stock

In July and August 2003, Summus issued 1,250 shares of its Series C Stock to accredited investors and another 60 shares of the Series C Stock in October 2003. Each share of Series C Stock was convertible into 400 shares of Summus’ common stock. All shares of the Series C Stock have been converted into shares of our common stock. The purchasers of the Series C Stock also received warrants to purchase 524,000 shares of Summus’ common stock. These warrants expire five years from their issuance date.

Series D and Series E Convertible Preferred Stock

During the September and October 2003, Summus sold a total of 4,000 shares of its Series D Stock and 200 shares of its Series E Stock in private placements. The Series D and Series E Stock have substantially identical rights and privileges. The 4,000 shares of Series D Stock were convertible into 2,000,000 shares of Summus common stock, and the 200 shares of Series E Stock are convertible into 100,000 shares of Summus’ common stock. Summus also issued warrants in connection with the sales of the Series D and Series E Stock to purchase a total of 1,050,000 shares of its common stock at a price of $3.50 per share. These warrants expire five years from their issuance date. All of the Series D Stock and Series E Stock has been converted into their respective shares of Summus common stock.

Senior Convertible Debt

In May 2004, Summus entered into Senior Convertible Debt agreements with certain investors for up to $2,000,000. $1,000,000 of this Senior Convertible Debt was received by Summus at the closing of the Senior Convertible Debt transaction. These notes did not bear interest and were convertible into shares of our common stock.

At the closing of the Senior Convertible Debt, each investor received 715 shares of Summus common stock for each $1,000 invested, for a total of 1,428,600 shares of Summus common stock. In addition, upon the conversion of each $1,000 of Senior Convertible Debt, the holder was to receive 1,429 shares of Summus common stock. All $1,000,000 of Senior Convertible Debt received by Summus at the closing has been converted into 1,428,600 shares of Summus common stock.

$1,000,000 of the proceeds from the Senior Convertible Debt financing (the “Escrowed Amount”) was placed in an escrow account with American Stock Transfer Company (the “Escrow Agent”). Summus was not to have access to this Escrowed Amount until it has achieved positive EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) on a monthly basis. Summus achieved positive EBITDA in August 2004. All of the Escrowed Amount was released by Summus to the respective investors on a pro rata basis in December 2004.

12% Senior Notes

In December 2004 and January 2005, Summus received a total of $1,640,000 from the sale of its 12% Senior Notes (the “12% Senior Notes”). These 12% Senior Notes bore interest at the rate of 12% per annum and were to mature on the earlier to occur of (i) May 15, 2005, or (ii) the closing of an equity or equity-linked financing with gross proceeds to Summus of at least $3,000,000.

As consideration for entering into the 12% Senior Notes transaction with Summus, the holders of the 12% Senior Notes were granted warrants to purchase a total of 321,570 shares of Summus common stock. These warrants have a life of five (5) years and an exercise price of $5.60 share.

In accordance with the terms of the 12% Senior Notes, since Summus received more than $3,000,000 in gross proceeds from the transactions described below from its warrant repricing, the 12% Senior Notes matured and Summus was required to pay the principal balance of $1,640,000 of the 12%Senior Notes, plus interest at the rate of 12% per annum, for the period of December 24, 2004 to March 3, 2005 in the case of the $1,425,000 received in the original closing of the 12% Senior Notes, and from January 24, 2005 to March 3, 2005 in the case of the additional $215,000 of the 12% Senior Notes. Since the 12% Senior Notes were paid off in accordance with their terms, they had no rights of conversion into Summus common stock. Therefore, only the shares underlying the warrants issued in connections with the 12% Senior Notes are included in this prospectus.

Warrant Repricing and Exercise

During February and March 2005, Summus closed on approximately $4,110,000 from the exercise of approximately 1,260,000 warrants to purchase shares of Summus’ common stock. These warrants were originally issued in connection with private placements of Summus’ preferred stock and common stock in transactions. Summus agreed to reprice these warrants, which originally had exercise prices ranging from $3.50 to $7.50 per share, to exercise prices ranging from $2.50 to $3.50 per share in consideration for their immediate exercise. The warrants that were exercised in this transaction now appear in the Common Stockholders section of the table below.

Registration Obligations

Each of the selling stockholders in this prospectus and Summus also executed an agreement in which Summus agreed to register the shares, the shares underlying the warrants, and the shares into which Summus’ Series C, Series D and Series E Stock were convertible, held by the selling stockholders in the registration statement on Form S-2 covering the resale of those shares, of which this prospectus is a part. Summus also agreed to pay all reasonable expenses incurred in connection with the registration statement, of which this prospectus is a part.

Certain Selling Stockholders

Gary E. Ban has served as our Chief Executive Officer since February 18, 2004, as our Chief Operating Officer since February, 17, 2001, and as a Director since September 2004. Neil Guenther became a director of Summus in February 2003. Winder Hughes has received shares, warrants and cash commissions within the last three years in connection with his assistance to Summus in its capital raising activities. Mr. Hughes, Scott Hamilton and Stephen Finn are currently directors of Summus. Donald T. Locke has served as our General Counsel since October 2001, and our Chief Financial Officer since March 2004. Richard Seifert served as the Co-Chief Executive from February 16, 2001 until November 2001, Executive Vice President of Corporate Development from November 2001 until July 2002, and as a Director from February 1999 to April 11, 2003. Robert S. Lowrey served as our Chief Financial Officer from May 2000 to November 2003.

The number of shares of common stock that may be actually purchased by certain selling stockholders under the warrants and the number of shares of common stock that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because certain selling stockholders may purchase all, some or none of the shares of common stock which can be purchased under the warrants and each selling stockholder may sell all, some or none of the shares of common stock which each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering.

COMMON STOCKHOLDERS:

First Name	Last Name	Common Shares Held Prior to Offering	Common Shares Being Offered	% of Outstanding Stock Being Offered

	ALPHA CAPITAL AG	86,208	86,208	*
RODNEY	BABER, JR.	296,430	296,430	(1)
GARY E.	BAN	18,466	18,466	*
OWEN	BROWN	200,000	200,000	(3)
DO HYUN	CHUNG	4,866	4,866
FRANCIS	DE POORTERE	8,000	8,000	*
CHRISTOPHER	DEVONE	6,667	6,667	*
JANE L.	ELLISEN	75,000	75,000	*
	EMPIRE CAPITAL PARTNERS LP	1,712,300	1,712,300	(4)
	FINN IRREVOCABLE TRUST	37,500	37,500	*
	FRANK P MASSANISO IRREVOCABLE TRUST	2,500	2,500	*
LANG	GAO	3,271	3,271
NEAL	GOLDMAN	62,500	62,500	(5)
NEIL R.	GUENTHER	38,667	38,667	(6)
DONALD D.	HAMMETT	816,757	816,757	(7)
	HOLLAND AND KNIGHT	47,673	47,673	*
MARION AND DOROTHY	JABLONSKI	6,000	6,000	*
STANLEY	JABLONSKI	40,000	40,000	*
CLARK	JACKSON	3,553	3,553
	JDS CAPITAL, LP	1,821,450	1,821,450	(8)
YUWEI	LIAO	4,002	4,002
DONALD T.	LOCKE	18,462	18,462	*
	MASSINISO FAMILY PARTNERSHIP	5,000	5,000	*
KAREN	MASSINISO	1,250	1,250	*
PETER	MASSINISO	25,000	25,000	*
	MASSINISO & CO.	5,000	5,000	*
LEONARD	MYGATT	8,514	8,514
	PHIL HELLMUTH PRODUCTIONS LLC	30,000	30,000	*
	PINNACLE ASSET MANAGEMENT, INC.	5,000	5,000	*
	PONTE VEDRA PARTNERS	50,000	50,000	*
	RHP MASTER FUND LP	90,000	90,000	(9)
STEPHEN	SCHNYDER	48,000	48,000	*
H. RANDOLPH	STAUGHAN	6,667	6,667	*
	THE FOCUS FUND	578,580	578,580	(10)
JOHN A.	WILLIAMS	705,328	705,328	(11)
JIANGYING	ZHOU	3,618	3,618	*

	COMMON SHARES SUBTOTAL	6,872,229	6,872,229

WARRANT HOLDERS:

First Name	Last Name	Common Shares Held Prior to Offering	Common Shares Being Offered	% of Outstanding Stock Being Offered

	AAA TRUSTS COMPANY, LTD.	38,266	38,266	*
SUSAN K.	ALBEE	3,667	3,667	*
WILLIS H.	ALDRIDGE III	1,200	1,200	*
	ALEX DE WAAL FINANCIAL CONSULTANCY B.V.	500	500	*
JAMES N.	ASHBY	1,000	1,000	*
JERE A.	AYERS	40,000	40,000	*
RODNEY D	BABER, JR.	4,902	4,902	(1)
JEROME H.	BAILEY	28,000	28,000	*
ELEANOR M.	BAILEY	20,460	20,460	*
JOHN R.	BAKO	2,001	2,001	*
WILLIAM B.	BANDY	152,544	152,544	(2)
RICHARD	BAUMGARTNER	1,667	1,667	*
CURTIS L.	BEGLE	4,000	4,000	*
REGENBOOG B. V.	BEHEER	1,000	1,000	*
ROBERT A.	BELL	19,000	19,000	*
GEORGE HOWARD	BEMUS	715	715	*
STEPHEN M.	BERTHOUD	2,778	2,778	*
THOMAS	BIVENS	65,216	65,216	*
ROBERT P.	BLACK	5,000	5,000	*
JOHN	BODOLAY	8,000	8,000	*
DENISE	BOISVERT	2,615	2,615	*
JAMES L.	BONDS	9,350	9,350	*
RICHARD W.	BONENBERGER	89,185	89,185	*
ROBERT	BONENBERGER	48,885	48,885	*
MARK	BONENBERGER	400	400	*
TRACY	BONENBERGER	400	400	*
S.F.T.	BOTTINGA	50	50	*
BRIAN	BOXER	26,000	26,000	*
HENDRIKA	BRAAM	42,585	42,585	*
JENNIFER	BRIDGES	3,667	3,667	*
GERALD	BRINK	6,000	6,000	*
J.L.	BRON	200	200	*
SUSIE	BROSSEAU	4,239	4,239	*
A.J.P.	BROUWER	4,500	4,500	*
J.A.M.	BROUWER	200	200	*
HARRY C.	BROWN	20,000	20,000	*
LINDA	BROWN	600	600	*
A.G.	BUIS	160	160	*

First Name	Last Name	Common Shares Held Prior to Offering	Common Shares Being Offered	% of Outstanding Stock Being Offered

JAMES G.	BURGIO	17,000	17,000	*
E.P.	CASSEE	800	800	*
JENNIFER	CATANO	1,300	1,300	*
Sandra B.	CHISENHALL	3,667	3,667	*
GINA M.	CIMINO	93,334	93,334	*
SHARON L.	CIMINO	2,000	2,000	*
GINA M. & MICHAEL M.	CIMINO, ATBE	50,000	50,000	*
DOUGLAS D.	CLINE	131,174	131,174	*
DAVID LABIAK	COMMCell LP	9,000	9,000	*
DAVID C.	COX	3,270	3,270	*
DON GONTERMAN	D&R HOLDING CO. LLC	13,000	13,000	*
P.J.C.	DANIELS	100	100	*
MARK J.	DAVIS	2,000	2,000	*
GERARD	DE BRUIN	2,000	2,000	*
GERRY	DE GRAAF	2,000	2,000	*
W.F.M.	DE GRAAF	200	200	*
R.P.	DE GROOT	160	160	*
R.	DE GROOT	120	120	*
M.	DE HAAN	650	650	*
D.J.	DE HAAN	500	500	*
RON	DE JONG	7,250	7,250	*
J.A.	DE WAAIJER	200	200	*
DOUGLAS J.	DEDECKER	8,660	8,660	*
BENJAMIN R.	DENSIESKI TTEE UTD	2,000	2,000	*
FRANCIS J.	DEPOORTERE	10,000	10,000	*
CHRISTOPHER V.	DEVONE	5,967	5,967	*
LORRAINE E.	DEVONE	1,334	1,334	*
BRIAN S.	DEVONE	720	720	*
JAMES L.	DEVONE, JR.	1,220	1,220	*
DAVID W. DEWITT	DEWITT	8,000	8,000	*
DONALD R.	DUFFY	2,000	2,000	*
JAMES MARKHAM	EDSON	2,000	2,000	*
PETE	EENKHOORN	11,900	11,900	*
FRANCIS L.	EHLING	834	834	*
LUCIENNE	EICHLER	400	400	*
RYAN	EISERT	2,000	2,000	*
ISABEL R.	ELLIS	2,400	2,400	*
JOHN C.	EMERY, JR.	6,000	6,000	*
	FAITH EVANGELICAL FREE CHURCH	500	500	*
EDWARD T.	FECTEAU, III	4,000	4,000	*
JEFFREY C.	FERNYHOUGH	6,667	6,667	*
STEPHEN M.	FINN	2,500	2,500	*

First Name	Last Name	Common Shares Held Prior to Offering	Common Shares Being Offered	% of Outstanding Stock Being Offered

	FINN, STEPHEN M. REVOCABLE TRUST	28,750	28,750	*
HERBERT E.	FITZGERALD III	10,215	10,215	*
I. JAMES	FOLDS	7,748	7,748	*
J.E.	FONKERT	400	400	*
PATRICK	FROMER	1,600	1,600	*
CLAYTON	GARMON	500	500	*
GREGORY E.	GILBERT	24,083	24,083	*
SUZANNE HARRIS	GILBERT	18,460	18,460	*
DAVID	GLEASON	3,667	3,667	*
BRUCE	GOLDFARB	2,500	2,500	*
DONALD C.	GONTERMAN	13,000	13,000	*
LOUIS	GOSSELIN	2,264	2,264	*
PHILIP ALDEN	GRAY	5,000	5,000	*
	GREAT COMMISSION, THE	11,112	11,112	*
LANNY	GRISSOM	9,600	9,600	*
BOYD A.	GUARD	200	200	*
NEIL R.	GUENTHER	182,798	182,798	(6)
	HALIFAX ESTATE LIMITED PARTNERSHIP	15,834	15,834	*
SCOTT	HAMILTON	972	972	*
DONALD D.	HAMMETT	10,000	10,000	(7)
JOHN D. & ARTHUR L.	HARGRAVES	33,667	33,667	*
HENK	HAZELEGER	3,400	3,400	*
PASCAL W. R.	HAZELEGER	600	600	*
MARK D.	HENRIKSON	4,547	4,547	*
ANTHONY COHEN	HENRIQUEZ	1,000	1,000	*
JULIAN J.	HILL JR.	1,800	1,800	*
JOHN	HINTON	1,667	1,667	*
L. WORTH	HOLLEMAN JR.	15,000	15,000	*
	HOOG-TEILINGEN INVESTMENTS B.V.	200	200	*
RON	HOUTLOSSER	1,000	1,000	*
J. WINDER	HUGHES	70,000	70,000	*
KURTIS D.	HUGHES	7,699	7,699	*
BRENDON	HUTCHINS	556	556	*
STANLEY W.	JABLONSKI	20,000	20,000	*
MARION	JABLONSKI	14,000	14,000	*
	JAMACK LP	3,997	3,997	*
ARNOLD	JANICKAS	2,000	2,000	*
ANDREW J.	JARBOE	4,446	4,446	*
	JDS CAPITAL, L.P.	375,000	375,000	(8)
TOM A.	JENKINS	2,000	2,000	*

First Name	Last Name	Common Shares Held Prior to Offering	Common Shares Being Offered	% of Outstanding Stock Being Offered

JEFFREY B.	JOHNSON	10,000	10,000	*
RONALD	JOHNSON	1,000	1,000	*
A.H.M.	JONKERGOUW	400	400	*
C.	JOZIASSE	200	200	*
KEITH L.	KAAT	5,500	5,500	*
JAMES	KAPRAL	3,000	3,000	*
RANDALL	KRYSTOSEK	3,000	3,000	*
MINDY L.	LEIBMAN	4,400	4,400	*
JEFFREY	LEIMBACKER	6,000	6,000	*
DONALD T.	LOCKE	33,334	33,334	*
	LONDON FAMIlY TRUST	100,000	100,000	*
ROBERT S.	LOWREY	15,000	15,000	*
GREGORY A.	LYNCH	4,000	4,000	*
STUART	MAINSE	31,667	31,667	*
RAYMOND C.	MARVEL	1,300	1,300	*
BEVERLY ANN	MAXWELL	20	20	*
ROBERT V.	MAY	947	947	*
PATRICK E.	MCCOY	8,700	8,700	*
STEVE WAYNE	MCDOWELL	1,700	1,700	*
GERALDINE	MCKENZIE	1,000	1,000	*
LARRY	MCKENZIE TTEE	21,967	21,967	*
DONALD G.	MEISLER	20,000	20,000	*
WILLIAM S.	MEISLER	14,000	14,000	*
SHELBY	MEISLER	4,400	4,400	*
RONALD	MEISLER	3,000	3,000	*
J.	MELLEGERS	1,500	1,500	*
ALFRED N.	MEYER	500	500	*
MARJORIE	MICHAELSON REVOCABLE TRUST	3,450	3,450	*
BRIAN	MILLER	1,000	1,000	*
DAVID C.	MILLIKAN	947	947	*
B.	MINNEN	420	420	*
RONALD BRIEN	MOORE	2,000	2,000	*
J.	MULDER	200	200	*
DAVE	MURRAY	13,602	13,602	*
JOSEPH R.	MURRAY	3,334	3,334	*
JUDY	NESSEN	5,000	5,000	*
ROBERT L.	NICHOLSON	7,000	7,000	*
NICO	NIEUWENHUIJS	2,000	2,000	*
CHARLES T.	OLSEN	4,320	4,320	*
H.K.	PAAUW AND/OF J.G. HEIJNEMAN	400	400	*
ROCCO SWANK	PISCAZZI	1,800	1,800	*
JOHN ANTHONY	PISCAZZI	100	100	*
JOSEPH JAMES	PISCAZZI JR.	2,100	2,100	*

First Name	Last Name	Common Shares Held Prior to Offering	Common Shares Being Offered	% of Outstanding Stock Being Offered

RANDALL S.	POND	4,800	4,800	*
	PONOMO LTD.	1,550	1,550	*
	PRECISION WIRES & STRIPS S.A.	12,000	12,000	*
FILLIPPUS	PRONK	6,383	6,383	*
MADELYN L.	PUGSLEY	700	700	*
KEN	PURGASON	6,667	6,667	*
LARRY	RABEN	1,000	1,000	*
ERIC	RAEBER	47,101	47,101	*
BRUNO	REEPEN	1,500	1,500	*
CLAIRE	REIF	5,000	5,000	*
	RHP MASTER FUND, LTD.	196,079	196,079	(9)
MARCEL	RIJS	900	900	*
JERRY	ROBBINS	1,667	1,667	*
CLAYTON J.	ROBERTS	7,534	7,534	*
CARROLL	ROYSTER	4,000	4,000	*
F.N.I.	SCHEPER	485	485	*
SCOTT M	SCHNEIDER	2,000	2,000	*
STEPHAN CHARLES	SCHNYDER	66,256	66,256	*
MICHEL	SCHNYDER	61,611	61,611	*
ROBERT G.	SCHRADER	7,605	7,605	*
R.J.H.	SCHUT	200	200	*
RICHARD F.	SEIFERT	40,000	40,000	*
WILLIAM	SEIFERT	12,500	12,500	*
RICHARD J.	SEIFERT	11,112	11,112	*
LARRY B.	SHOOK	4,000	4,000	*
ALICE V.	SNIJDER	1,500	1,500	*
	SNS SECURITIES	18,000	18,000	*
GREGG	SPEICHER	5,000	5,000	*
RODNEY	SPIELMAN	2,000	2,000	*
JOHN	STEPHANUS	19,557	19,557	*
THOMAS J.	STONE, TRUSTEE OF THE THOMAS J. STONE REVOCABLE TRUST	2,000	2,000	*
BRIAN	STRATMAN	4,000	4,000	*
H. RANDOLPH	STRAUGHAN III	2,900	2,900	*
WILLIAM L.	TANKERSLEY	6,383	6,383	*
WILLIAM C.	THACKER	14,001	14,001	*
	THE FOCUS FUND, L.P.	104,412	104,412	(10)
	THINK EQUITY	42,157	42,157	*
CLIFFORD E.	THOMPSON	16,000	16,000	*
RANDOLPH BREWSTER	THOMPSON	6,000	6,000	*
ANN MATHERLEE	THOMPSON	5,556	5,556	*

First Name	Last Name	Common Shares Held Prior to Offering	Common Shares Being Offered	% of Outstanding Stock Being Offered

I. JAMES FOLDS	TRENT CAPITAL MGMT, INC 401K FBO I. JAMES FOLDS	10,000	10,000	*
	TRENT TECHNOLOGY FUND LP	9,000	9,000	*
HARRY W.	TURNER	10,000	10,000	*
MICHAEL R.	TYE IRA SEP	2,000	2,000	*
HARVEY T.	UNDERWOOD	18,000	18,000	*
	VAN ERNST JAKOBS N. V.	100,423	100,423	*
MARTIJN E. J. P.	VAN LOON	6,400	6,400	*
RICHARD L.	VANSTORY, SR	51,600	51,600	*
KLAAS	VAN'T BLIK	1,000	1,000	*
RICHARD	VASQUEZ	26,000	26,000	*
HERMAN	VEENENDAAL	2,000	2,000	*
DARYL J.	VER DUIN	2,000	2,000	*
J.C.A.M.	VERBERK	220	220	*
MICHAEL	VESELAK	2,000	2,000	*
RUSSELL C.	VICK, JR.	5,107	5,107	*
GOMAR	VIJVERMAN	23,000	23,000	*
R.T.W.	VISSER	600	600	*
RICHARD G.	WARD	11,667	11,667	*
HERBERT L.	WHITE	10,667	10,667	*
M.A.L.M.	WILLEMS	200	200	*
FORREST	WILSON	2,223	2,223	*
FRANCIS	WOELFEL	14,000	14,000	*
LEWIS M.	WRENN JR.	4,706	4,706	*
KERRY	YOUNG	5,000	5,000	*
JAMES A.	ZACHER	4,000	4,000	*
ANDREW	ZIMBALIST	1,389	1,389	*
A.M.	ZONNEVELD	200	200	*

	WARRANT SUBTOTAL	3,408,787	3,408,787

	PROSPECTUS TOTAL	10,281,016	10,281,016

NOTE: The percentage ownership for each person or entity in the Selling Stockholder section of this prospectus is calculated pursuant to Rule 13d-3(d)(1)(i), as promulgated pursuant to the Securities Exchange Act of 1934. The calculation of this percentage assumes the exercise of all warrants, if any, held by that person or entity. In addition, as pursuant to Rule 13d-3(d)(1)(i), this calculation is done assuming the exercise or conversion of the above listed securities by that specific person or entity for purposes of calculating the percentage of outstanding securities and are not assumed exercised or converted for purposes of calculating the percentage of outstanding securities of any other person or entity listed in this prospectus. The percentage ownership for those persons or entities footnoted above, as calculated in accordance with Rule 13d-3(d)(1)(i) as described herein are as follows:

(1)	RODNEY BABER, JR.	2.24%
(2)	WILLIAM B. BANDY	1.12%
(3)	OWEN BROWN	1.49%
(4)	EMPIRE CAPITAL PARTNERS LP	12.74%
(5)	NEAL GOLDMAN	0.47%
(6)	NEIL R. GUENTHER	1.63%
(7)	DONALD D. HAMMETT	6.15%
(8)	JDS CAPITAL, LP	15.90%
(9)	RHP MASTER FUND LP	2.10%
(10)	THE FOCUS FUND	5.04%
(11)	JOHN A. WILLIAMS	5.25%

DESCRIPTION OF CAPITAL STOCK

In accordance with our certificate of incorporation currently in effect, we are authorized to issue up to 185,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share.

The following description of certain matters relating to our securities is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Preferred Stock

Our Board of Directors, without further action by stockholders, may from time to time authorize the issuance of shares of preferred stock in one or more series and with specific rights, dividend rates and preferences, and the qualifications, limitations and restrictions thereon, and the designation and number of shares constituting such series. Satisfaction of any dividend preferences on outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of shares of our preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of Summus before any payment is made to the holders of our common stock. In addition, under some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a change in control of Summus. The Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and/or conversion rights, which could adversely affect the rights of holders of shares of our common stock.

Series A Convertible Preferred Stock

On February 28, 2000, Summus designated the Series A convertible preferred stock, consisting of 10,000 shares. As of April 20, 2005, we had 2,407 shares of Series A convertible preferred stock issued and outstanding. The rights of the Series A convertible preferred stock include the following:

•
no voting rights except with respect to (i) the issuance of any shares of a class of preferred stock that ranks senior to the Series A convertible preferred stock, (ii) the amendment or alteration of the statement of rights and preferences applicable to the Series A convertible preferred stock, and (iii) any matters for which voting rights are provided under Florida law;

•
a cumulative semi-annual dividend, payable in cash when, as and if declared by the Board of Directors on March 31 and September 30 of each year commencing as of September 30, 2000, at the rate of 8% per annum of the initial liquidation preference of $1,000 per share, divided by two. We have the right to pay any dividends payable on the shares of Series A convertible preferred stock in-kind by issuing additional shares of such stock having an aggregate liquidation preference equal to the amount of the cash dividends otherwise payable;

•	shares of the Series A convertible preferred stock shall rank on a parity with Summus’ Series D Stock as to liquidation preference upon dissolution, liquidation or winding up of Summus;

•
a liquidation preference, subject to adjustment for any combinations, consolidations, stock distributions or stock dividends with respect to the Series A convertible preferred stock, of $1,000 per share plus accrued unpaid dividends, payable in the event of any liquidation, dissolution or winding up of Summus, Inc.; and

•
the right to convert each share of Series A convertible preferred stock into shares of common stock equal to the liquidation preference of such share on the date of conversion divided by $142.40, such conversion price being subject to adjustment in the case of payment of a dividend payable in shares of common stock, a stock split.

After March 1, 2002, we have the right to redeem any outstanding shares of the Series A convertible preferred stock at a redemption price equal to the liquidation preference per share of the Series A convertible preferred stock as of the date of redemption.

Common Stock

As of April 20, 2005, we had 13,436,549 shares of common stock issued and outstanding. An additional 3,408,787, 949,578 and 17,692 shares of common stock were subject to outstanding warrants, options and Series A Stock, respectively.

Voting Rights. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of our directors. Under our bylaws, holders of a majority of the outstanding shares of common and any other class of capital stock entitled to vote, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of our stockholders. Further, except as to matters which, pursuant to the Delaware General Corporation Law , require a greater percentage vote for approval, or which specifically require the vote of holders of a class of capital stock, the affirmative vote of the holders of a majority of the shares of capital stock entitled to vote with respect to any action at any meeting of stockholders (provided a quorum is present at such meeting) is sufficient to authorize, affirm or ratify any act or action.

Holders of common stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of our common stock and other classes of capital stock with voting rights can elect all of the directors to be elected in any election. The Board of Directors is empowered to fill any vacancies on the Board created by the resignation, death or removal of directors.

In addition to voting, in person or by proxy, at duly called meetings at which a quorum is present, the Delaware General Corporation Law and our by-laws provide that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of that number of the outstanding shares of the capital stock of Summus entitled to vote which would be required to take the subject action. Notice of the taking of the action without a meeting must be given to those stockholders who have not consented in writing to such action within 20 days after first obtaining the necessary authorization by written consent. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Under rules and regulations of the Securities and Exchange Commission, if stockholder action is taken by written consent, we will be required to send to each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Dividends and Other Distributions. Holders of common stock are entitled to receive ratably the dividends, if any, declared from time to time by the Board of Directors out of legally available funds, subject to the dividend and liquidation rights of any preferred stock that may be issued and outstanding. Under applicable provisions of the Delaware General Corporation Law, no dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to such distribution, we would not be able to pay out debts as they become due in the usual course of business, or if our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

Rights upon Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets remaining after provision for payment of all debts and liabilities to creditors and the liquidation preferences of any outstanding preferred stock. The rights, preferences and privileges of holders of common stock may be subject to the rights of the holders of any shares of preferred stock issued and outstanding or which we may issue in the future.

Other Rights. Holders of common stock have no subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Accordingly, if we were to elect to sell additional shares of common stock, persons acquiring common stock in this offering would have no right to purchase additional shares and, as a result, their percentage equity interest in Summus would be reduced.

Certain Provisions of Delaware Law and Summus’ Certificate of Incorporation and By-Laws

A number of provisions of our certificate of incorporation and by-laws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of our Board of Directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deemed to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of our Board to issue preferred stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contests, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the common stock. The Board of Directors believes these provisions are appropriate to protect the interests of Summus, Inc. and all of its stockholders.

Amendment of the By-Laws. Our by-laws provide that the Board of Directors or the stockholders may amend or repeal the by-laws. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office; provided, however, that the Board of Directors may not amend or repeal any by-law adopted by the stockholders if the stockholders specifically provide that such bylaw is not subject to amendment or repeal by the directors. Such action by the stockholders requires the affirmative vote of the holders of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of stockholder or a special meeting called for such purposes.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Interwest Transfer Co., Inc., located in Salt Lake City, Utah.

LEGAL MATTERS

Legal matters in connection with the common stock offered hereby have been passed upon for Summus by Donald T. Locke, Summus’ General Counsel. Mr. Locke will opine that (1) the shares of common stock held by the selling stockholders and (2) the shares of common stock underlying the warrants, when such shares are duly delivered against payment as provided in the warrants, shall all be validly issued, fully paid, and non-assessable. Mr. Locke owns 18,462 shares of Summus common stock; warrants to purchase another 33,334 shares of common stock, all of which are included in the registration statement of which this prospectus is a part, as well as options to purchase 106,817 shares of Summus common stock (of which 45,706 are vested).

EXPERTS

The consolidated financial statements of Summus, Inc. appearing in Summus, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-2, including exhibits under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information regarding Summus and the common stock offered by this prospectus, we refer you to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We file quarterly and annual reports, proxy statements and other information with the Commission. You may read and copy any document that we file at the public reference facilities of the Commission in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available to the public from the Commission’s web site at http://www.sec.gov and Summus’ website at www.summus.com.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate” into this prospectus information we file with the Commission in other documents. This means we can disclose important information to you by referring to other documents which we have filed that contain that information. The following documents, which have been filed by Summus with the Commission pursuant to the Exchange Act (File No. 0-29625), are incorporated by reference in this prospectus and shall be deemed to be a part hereof:

(0)	Summus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(2)	Summus’ Current Report on Form 8-K (Items 8.01 and 9.01) filed with the Commission on March 30, 2005 (File No. 000-29625)

(3)	Summus’ Current Report on Form 8-K (Items 8.01 and 9.01) filed with the Commission on March 15, 2005 (File No. 000-29625)

(4)	Summus’ Current Report on Form 8-K (Items 5.03 and 9.01) filed with the Commission on March 14, 2005 (File No. 000-29625)

(5)	Summus’ Current Report on Form 8-K (Items 1.02, 2.04, 3.02 and 9.01) filed with the Commission on March 3, 2005 (File No. 000-29625)

(6)	The description of Summus’ common stock, which is contained in Amendment No. 2 to its Form 10 filed with the Commission on October 31, 2001 (File No. 000-29625).

You may request a copy of the documents incorporated by reference at no cost. Requests for copies should be directed in writing or by telephone to:

Summus, Inc.
434 Fayetteville Street, Suite 600
Raleigh, North Carolina 27601
Attention: Chief Financial Officer
Telephone: (919) 807-5623

DISCLOSURE OF COMMISSION POSITION ON IMDEMNIFICATION
OR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145 provides further that a corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of any action or suit by or in the right of the corporation, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

In addition, Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

The registrant's certificate of incorporation contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law.

The registrant's bylaws provide that the registrant shall indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding (other than an action by or in the right of the registrant) by reason of the fact that he or she is or was a director or officer of the registrant or is or was serving at the registrant's request as a director, officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was an employee or agent of Summus or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The registrant's bylaws also provide that it may advance expenses incurred by or on behalf of a director, officer, employee or agent in advance of the final disposition of any action or proceeding.

Section 145 of the Delaware General Corporation Law further provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

The registrant's bylaws permit the registrant to secure insurance on behalf of any officer, director, employee or other agent of the registrant and any person serving at the registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or member of any committee or similar body, for any liability arising out of his or her actions in that capacity, regardless of whether the registrant's bylaws would otherwise permit indemnification.

The registrant has obtained policies of insurance under which, subject to the limitations of such policies, coverage is provided to the registrant's directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to the registrant with respect to payments which may be made by the registrant to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling Summus under the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for this type of indemnification.

You should rely only on the information contained in this prospectus or contained in a prospectus supplement. Neither we nor the selling stockholders have authorized anyone else to provide you with different or additional information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front page of the prospectus.

10,281,016 Shares

SUMMUS, INC.

Common Stock

P R O S P E C T U S

April __, 2005

__________

Part II

Item 14. Other Expenses of Issuance and Distribution

The following table provides the fees and expenses, payable by us in connection with the issuance and distribution of the securities being registered hereunder, all of which are being paid by us. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$151.91
Other fees	$1,000.00
Printing and filing expenses	$1,000.00
Legal fees and expenses	$1,000.00
Accounting fees and expenses	$8,500.00
Blue sky fees and expenses	$500.00
Transfer agent fees	$500.00
Total	$12,651.91

Item 15. Indemnification of Directors and Officers

Delaware General Corporate Law

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145 provides further that a corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of any action or suit by or in the right of the corporation, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

In addition, Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

The registrant's certificate of incorporation contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law.

The registrant's bylaws provide that the registrant shall indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding (other than an action by or in the right of the registrant) by reason of the fact that he or she is or was a director or officer of the registrant or is or was serving at the registrant's request as a director, officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was an employee or agent of Summus or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The registrant's bylaws also provide that it may advance expenses incurred by or on behalf of a director, officer, employee or agent in advance of the final disposition of any action or proceeding.

Directors' and Officers' Liability Insurance

Section 145 of the Delaware General Corporation Law further provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

The registrant's bylaws permit the registrant to secure insurance on behalf of any officer, director, employee or other agent of the registrant and any person serving at the registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or member of any committee or similar body, for any liability arising out of his or her actions in that capacity, regardless of whether the registrant's bylaws would otherwise permit indemnification.

The registrant has obtained policies of insurance under which, subject to the limitations of such policies, coverage is provided to the registrant's directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to the registrant with respect to payments which may be made by the registrant to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling Summus under the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for this type of indemnification.

Item 16. Exhibits

See Index to Exhibits-on page II -5 for a descriptive response to this item.

Item 17. Undertakings

(a)	The undersigned registrant hereby takes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                   (i)       To include any material information with respect to the plan of dis-tribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (ii)       To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

                 (iii)                           To  include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

        (2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide officer of

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provi-sions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling per-son of the registrant in the successful defense of any action, suit or proceeding) is asserted by such direc-tor, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

                Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Raleigh, State of North Carolina on the 25th day of April, 2005.

SUMMUS, INC.

By:	/s/ Donald T. Locke
Donald T. Locke Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gary E. Ban Gary E. Ban	Chief Executive Officer (Principal Executive Officer and Director)	April 25, 2005
/s/ Donald T. Locke Donald T. Locke	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	April 25, 2005
/s/ Stephen M. Finn Stephen M. Finn	Director	April 25, 2005
/s/ Neil R. Guenther Neil R. Guenther	Director	April 25, 2005
/s/ Scott W. Hamilton Scott W. Hamilton	Director	April 25, 2005
/s/ J. Winder Hughes J. Winder Hughes	Director	April 25, 2005

EXHIBIT INDEX
Exhibit Number	Exhibit Description

4.1*	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001)
4.2*	Form of Subscription Agreement for private placement sales of our common stock (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001)
4.3*

Form of Selling Shareholders Agreement in connection with private placement sales of our common stock (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

4.4*

Form of Warrant Agreement for warrants issued in connection with private placement sales of our common stock (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

4.5*

Form of Series C Convertible Preferred Stock Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003)

4.6*

Form of Series D Convertible Preferred Stock Registration Rights Agreement (incorporated by reference to Exhibit 4.4 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003)

4.7*

Form of Series E Convertible Preferred Stock Registration Rights Agreement (incorporated by reference to Exhibit 4.6 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003)

4.10*	Form of Warrants issued in connection with the 12% Senior Notes (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K dated as of December 20, 2004)
4.11*	Form of Registration Rights Agreement in connection with 12% Senior Notes (incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K dated as of December 20, 2004)
4.12*

Form of Warrant issued in connection with our Series E Convertible Preferred Stock (incorporated by reference to Exhibit 4.7 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003)

4.13*

Form of Registration Rights Agreement in connection with Summus’ issuance of its Senior Convertible Debt and Common Stock (incorporated by reference to Exhibit 4.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004)

5.1	Opinion of Counsel
10.1*

Asset Purchase Agreement, dated October 30, 2000, among Summus, Inc., Summus, Ltd., and the stockholders named therein (incorporated by reference to Exhibit 10.01 to our Current Report on Form 8-K dated February 16, 2001)

10.2*

Amendment Number 1 to Asset Purchase Agreement, dated as of December 30, 2000, among Summus, Inc., Summus, Ltd. and the stockholders named therein (incorporated by reference to Exhibit 10.02 to our Current Report on Form 8-K dated February 16, 2001)

10.3*

Amendment to Asset Purchase Agreement, dated as of January 30, 2001, among Summus, Inc., Summus, Ltd. and the stockholders named therein (incorporated by reference to Exhibit 10.03 to our Current Report on Form 8-K dated February 16, 2001)

10.4*

Agreement for Transfer of All Rights and Reservation of License in Software, dated September 4, 2000, between PlusStation, LLC, Niksa Radovic and Summus, Ltd. (incorporated by reference to Exhibit 10.9 to our Form 10 filed on July 5, 2001)

10.5*

Third Amended and Restated Summus 2000 Equity Compensation Plan, effective June 24, 2004 (incorporated by reference to Exhibit 10.10.4 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 31, 2004)

10.6*

Executive Employment Agreement, dated as of July 28, 2004, between Summus and Gary E. Ban (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 31, 2004)

107*

Executive Employment Agreement, dated as of July 28, 2004, between Summus and Donald T. Locke (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 31, 2004)

10.8*

Executive Employment Agreement, dated as of July 28, 2004, between Summus and Andrew L . Fox (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 31, 2004)

10.9*

Lease Agreement, dated as of October 15, 1999, as modified on March 23, 2000 and June 9, 2000, between Phoenix Limited Partnership of Raleigh and Summus, Inc. (incorporated by reference to Exhibit 10.31 to our Form 10 filed on July 5, 2001)

10.10*	Lease Agreement, dated as of August 12, 1999, between Phoenix Limited Partnership of Raleigh and Summus, Ltd. (incorporated by reference to Exhibit 32 to our Form 10 filed on July 5, 2001)
10.11*

Lease Modification Agreement Number 1, dated as of December 22, 1999, between Phoenix Limited Partnership of Raleigh and Summus, Ltd. . (incorporated by reference to Exhibit 33 to our Form 10 filed on July 5, 2001)

23.1	Consent of Ernst & Young LLP
23.2	Consent of Donald T. Locke (Included on Exhibit 5.1)